UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Oatly Group AB’s (the “Company”) previously-announced change to the ratio of its American Depository Receipts (“ADRs”) to ordinary shares took effect at the open of trading on the Nasdaq Global Select Market on February 18, 2025 (the “Ratio Change”). Upon effectiveness of the Ratio Change, one ADR now represents twenty ordinary shares.

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8, as amended (File Number 333-256316) and Form F-3, as amended (File Number 333-271379) of the Company (including any prospectuses forming a part of such registration statements), thereby amending them, and to be a part thereof from the date on which this report is filed. Pursuant to Rule 416(b) under the Securities Act, the amount of undistributed ADRs registered by the effective registration statements of the Company described above are proportionately adjusted to reflect the Ratio Change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: February 18, 2025	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer